Exhibit (d)18(I)

Amendment to Subadvisory Agreement

WHEREAS, RS Investment Management, LP (RS) and Prudential Investments LLC (PI) entered into a Subadvisory Agreement (the Agreement) dated as of November 20, 2002 with respect to the Diversified Conservative Growth Portfolio of The Prudential Series Fund, Inc.; and

WHEREAS, RS and PI mutually desire to amend the Agreement;

NOW THEREFORE, effective as of September 4, 2003, the Agreement is hereby amended as of the date indicated below by deleting existing Schedule A to the Agreement in its entirety, and replacing it with new Schedule A as attached hereto.

IN WITNESS WHEREOF, the Parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENTS LLC

BY:
Name:
Title:

RS INVESTMENT MANAGEMENT, LP

BY:
Name:
Title:

Schedule A

The Prudential Series Fund, Inc.

Diversified Conservative Growth Portfolio

As compensation for services provided by RS Investment Management, LP, Prudential Investments LLC (PI) will pay RS Investment Management, LP a monthly fee at an annual rate of:

0.50% of the average daily net assets of the portion of the Diversified Conservative Growth Portfolio subadvised by RS Investment Management, LP up to $150 million in assets, and 0.45% of the average daily net assets of the portion of the Diversified Conservative Growth Portfolio subadvised by RS Investment Management, LP on all assets in excess of $150 million.

For purposes of the fee calculation, the assets subadvised by RS Investment Management, LP shall be aggregated and combined with respect to all other funds managed by PI for which RS Investment Management, LP serves as a subadviser.

Dated as of .